March 11, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street N.E.

Washington D.C. 20549

Attn: David Lin

Re:	Salt Blockchain Inc.

Amendment No. 4 to Registration Statement on Form 10-12G

Filed September 10, 2021

File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated October 27, 2021, regarding the above-referenced Amendment No. 4 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 4 to the Form 10 on September 10, 2021. The Company respectfully requests the Staff’s response on the below comments, after which the Company will file an amendment to the Form 10 to the extent necessary to address such comments. For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Amendment No. 4 to Registration Statement on Form 10-12G Item 1. Business, page 1

1.

We have reviewed your response to comment 2 from our letter dated July 20, 2021. Please provide us with the following additional information as it relates to situations where you are the lender and repledge/rehypothecate borrower collateral:

•

You state that you do not account for the transfer of the assets as sales, but rather as secured borrowings under ASC 860. Please provide us with an example transaction, showing the journal entries you record when a) making the collateralized loan to the borrower and b) upon repledging/rehypothecating the related digital asset collateral;

Salt Blockchain Inc.

March 11, 2022

RESPONSE:

The collateralized loans received by the Company’s borrower are akin to secured borrowings as noted within ASC 310-10-25-8 as the loan agreements would be considered financing receivables since the loan contracts represent the right for the Company to receive principal and interest payments based on pre-determined rates and dates in exchange for providing financing to borrowers. Furthermore, pursuant to the initial measurement guidance in ASC 310-10-30-2, the loan is presumed to have present value at issuance measured by the proceeds issued at exchange and subject to the subsequent measurement guidance.

The Company relied on ASC 606-10-25-25 to determine when the Company obtains control over the digital asset collateral received from borrowers. Under the Company’s loan agreement, the borrower retains legal rights and the borrower’s digital assets are not beyond the reach of the borrower’s creditors or a bankruptcy trustee. As a result, the borrower’s digital asset collateral sent to the Company to collateralize borrower loans do not meet the criteria in ASC 606-10-25-25, as the Company does not have the rights to the economic benefit of the collateral, and cannot prevent other entities from obtaining the economic benefits. As such, the digital asset collateral does not meet the criteria to be recognized as assets of the Company. Therefore, upon initial receipt of the borrower’s collateral (and prior to subsequent repledging of the borrower collateral by the Company), the Company does not record the received collateral assets on the balance sheet.

For purposes of illustration, the following is an example showing the journal entries for a hypothetical loan transaction. The following journal entry demonstrates entries recorded for a hypothetical collateralized loan to a borrower.

Account	Debit (Dr)	Credit (Cr)
Loans receivable, net (Asset)	$100
Cash and cash equivalents (Asset)		$100

When the Company repledges the digital asset collateral related to borrower loans, the Company will both recognize a separate asset for the borrower’s digital asset received and a liability for the obligation to return the digital asset to the borrower. The Company recognizes the digital asset collateral when it is repledged in accordance with ASC 606-10-25-25. ASC 606-10-25-25 states that control of an asset refers to the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. When the collateral is repledged, the Company directs the use of the asset and obtains the rights to the economic benefits of the collateral. At this point, the Company benefits from potential cash inflows and prevents other entities from obtaining those benefits. The initial recognition of the asset is at the fair value on the day that the Company repledges the borrower’s digital asset collateral. The Company also records a liability for its obligation to return the digital asset collateral to the borrower, based upon the fair value of the digital assets underlying the liability. Pursuant to ASC 815, the obligation to return the digital assets is viewed as a hybrid instrument with a debt host contract and embedded derivatives linked to the fair value of the digital assets loaned. The host contract, which is not accounted for as a debt instrument because it is not a financial liability, is carried at fair value. The embedded derivative is accounted for at fair value.

Salt Blockchain Inc.

March 11, 2022

As the transfer meets all criteria in ASC 606-10-25-1, in accordance with ASC 350-10-40-3, the Company will derecognize the borrower’s digital asset collateral in the amount that was pledged by the Company to the third party and record a corresponding receivable from the third party. The receivable of borrower’s digital asset collateral from the third party is recorded at fair value of the digital assets on the date the transfer is consummated as that amount reasonably approximates the fair value of the Company’s receivable (ASC 310-10-30).

The following are the journal entries for a hypothetical transaction involving the repledging of a borrower’s digital asset collateral. Such journal entries occur simultaneously when the Company repledges borrower collateral.

Account	Debit (Dr)	Credit (Cr)
Digital assets, net (Asset)	$100
Digital asset collateral due to customer (Liability)		$100
Collateral receivable (Asset)	$100
Digital assets, net (Asset)		$100

•

You state that you account for digital assets as non-financial assets (i.e. intangible assets), notwithstanding the fact that they are treated as “financial assets” for purposes of the UCC. In light of this statement, tell us how you concluded digital asset collateral should be accounted for using ASC 860, when ASC 860-10-15-4.a appears to scope out nonfinancial assets; and

RESPONSE: ASC 860, Transfers and Servicing establishes the accounting and reporting standards for transfers and services for financial assets. The Company looked to the definition of a secured loan pursuant to ASC 310-10-25-8, which points the Company to ASC 860. The Company’s collateralized loans meet the definition of secured borrowings as noted within ASC 310-10-25-8 as the collateralized loans meet the criteria within ASC 860-10-40-5 and therefore should be accounted for in accordance with ASC 860-30-25-5 (noncash collateral). The Company notes that although digital assets are treated as non-financial assets, the guidance within ASC 860 is applicable to the Company’s collateralized loans as the customer collateral is considered noncash collateral.

•

You state that you consider the economic benefit of borrower collateral to shift to you when you sell, pledge, contribute or otherwise transfer the digital assets to a third party (i.e. you obtain control of the digital assets). Explain how control shifts to you, specifically addressing if legal title changes per your loan agreement. Explain why, upon obtaining control, you do not record such collateral as intangible assets under ASC 350, similar to your accounting for indefinite-lived digital assets as discussed on page F-11. Tell us how you considered the guidance in ASC 350, including the derecognition guidance in 350-10-40-1 when determining the appropriate accounting for repledged/rehypothecated borrower collateral.

Salt Blockchain Inc.

March 11, 2022

•

RESPONSE: Per the terms of the Company’s loan agreements with its borrowers, the borrower retains the legal right to redeem the collateral assets throughout the term of the loan and the borrower’s rights to such digital assets are not beyond the reach of the borrower’s creditors or a bankruptcy trustee. The Company evaluates control over repledged collateral in accordance with ASC 606-10-25-25. In accordance with the guidance, the Company controls repledged collateral because upon repledging, the Company obtains the rights to the economic benefit of the collateral. Upon obtaining control, the Company will both recognize a separate asset for the borrower’s digital asset when received by the Company and a liability for the obligation to return the digital asset to the borrower (Please refer to response and journal entry in the first bullet of response to comment #1). The initial recognition of the asset is at the fair value on the day that the Company exercises its right to repledge the borrower digital asset collateral. The Company also records a liability for its obligation to return the digital asset collateral to the borrower, based upon the fair value of the digital assets underlying the liability. At the same time, the Company will derecognize the borrower digital asset collateral in the amount that was pledged by the Company to the third party and record a corresponding receivable from the third party. The receivable of borrower digital asset collateral from the third party is recorded at fair value of the digital assets on the date the transfer is consummated as that amount reasonably approximates the fair value of the Company’s receivable (ASC 310-10-30).

In accordance with ASC 350-10-40-1, the Company referred to ASC 610-20 to determine the treatment of the repledged collateral, as none of the scope exceptions noted in ASC 610-20-15 preclude the Company from using this guidance. As the Company does not have a controlling financial interest in the companies from which it borrows digital assets (see ASC 610-20-25-2), and the loan agreements do not meet the criteria of ASC 606-10-25-1, the repledged collateral will be assessed under ASC 350-10-40-3. The guidance in ASC 350-10-40-3 states that an entity will not derecognize the nonfinancial asset. Accordingly, when the Company repledges the digital asset collateral related to borrower loans, the Company will both recognize a separate asset for the borrower’s digital asset collateral received and a liability for the obligation to return the digital asset to the borrower (Please refer to response and journal entry in the first bullet of response to comment #1).

2.

We have reviewed your response to comment 2 from our letter dated July 20, 2021. Since your USDC borrowings represent approximately 74% and 56% of total notes payable and 7% and 9% of total liabilities, at December 31, 2020 and March 31, 2021, respectively, it appears such borrowings are material. As previously requested, please tell us how you account for any USDC that you hold and USDC that you repledge, including the applicable accounting literature.

Salt Blockchain Inc.

March 11, 2022

RESPONSE: The Company accounts for USDC that is held as a financial instrument recorded at fair value, based on the ASC Master Glossary definition as the purchase of USDC represents the right to receive cash. The USDC the Company holds is the result of repledging customer collateral to obtain loans from third parties in the form of USDC. The USDC is recorded within digital assets, net on the Company’s balance sheet and the Company also records a related note payable for the USDC due back to the third party lender (please refer to F-20 and F-53 of Amendment No. 4 to the Form 10 for further detail regarding these USDC loans payable). Management notes that the Company does not currently repledge USDC.

3.

In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. Further, you state that the host contract is not accounted for as a debt instrument because it is not a financial liability. Please provide us with the following additional information:

•

Provide additional detail to support your conclusion that the host contract is not a debt instrument. For example, clarify whether you believe the host contract is not a debt instrument because the loan can be open-ended or repayable upon demand;

RESPONSE: The host contract is not accounted for as a debt instrument because it is not a financial liability (as defined in FASB Master Glossary as a contract that imposes on one entity an obligation to do either of the following: (a) deliver cash or another financial instrument to a second entity; or (b) exchange other financial instruments on potentially unfavorable terms with the second entity) because the Company does not have the obligation to deliver cash or another financial instrument to the borrower based on the current treatment of digital assets as intangible assets. The Company further notes that the classification of the host contract as a liability is not impacted by the loan being open-ended or repayable upon demand.

•	Further explain the substance and terms of open-ended or repayable upon demand agreements and quantify the amount of these agreements you have entered into at each reporting date;

Salt Blockchain Inc.

March 11, 2022

RESPONSE: The below table shows open term loans the Company has outstanding as of the respective dates:

December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Open term loan of 150 BTC collateralized by cash	Open Term Loans of Virtual Currency I – 6 million USDC with an interest rate of 9%	Open Term Loans of Virtual Currency I – 11.5 million USDC with an interest rate of 9%	Open Term Loan of Virtual Currency II (rolled over from Fixed Term Loan of Virtual Currency I) – 8.5 million USDC with interest rate of 6.5%
	Open term loan of 150 BTC collateralized by cash	Open term loan of 58 BTC collateralized using repledged customer collateral with an interest rate of 5%	Open Term Loans of Virtual Currency I – 10 million USDC with an interest rate of 9%
Open Term Loan of Virtual Currency III – 6.25 million USDC with an interest rate of 9.5%
Virtual Currency Line of Credit – 328 BTC and 561 ETH
Open term loan of 630 BTC collateralized using repledged customer collateral

•

Explain in greater detail how you determine the fair value of the underlying crypto assets for purposes of marking the embedded derivative to market. Tell us the specific exchange or principal market you use.

RESPONSE: The Company determines a principal market for each digital asset received as borrower collateral based on the requirements for principal (or most advantageous) markets within ASC 820-10-35-5 through 35-6.

A fair value measurement contemplates an orderly transaction to sell the asset or transfer the liability in its principal market. ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. However, the entity is still required to identify, within reason, other markets to which the entity has access and determine if there is sufficient evidence to support using another market as the principal market. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. This concept is important because it acknowledges that different reporting entities may sell assets or transfer liabilities in different markets, depending on their activities.

Entities are not required to undertake an exhaustive search of all possible exit markets to determine the principal market for the asset or liability being measured. ASC 820 provides a rebuttable presumption that the market in which a company or trust normally transacts for the asset or liability is the principal market, unless contrary evidence exists. As such, a reporting entity should assess information that is reasonably available when considering which market has the greatest volume and level of activity.

Salt Blockchain Inc.

March 11, 2022

The Company receives BTC, ETH, USDC, DOGE, LTC, BCH, SALT Tokens, DASH, PAX, PAXG, and TUSD (collectively, “Borrower Collateral Coins”) from its borrowers and does not itself transact on any digital asset markets when receiving digital assets as collateral from borrowers. While borrowers may obtain their Borrower Collateral Coins through transactions in different markets, the Company considers information from the largest digital asset exchanges, as determined by volume and market capitalization listed on market price aggregator sites, when assessing volume and level of activity for the Borrower Collateral Coins.

The final determination of the principal market (and, as a result, the market participants in the principal market) is ultimately made by management of the Company as the reporting entity. The Company transacts in Exchange Markets, in the regular course of business, as defined in the Financial Accounting Standards Board (“FASB”) Master Glossary and below:

Exchange Markets: Markets in which closing prices are readily available and generally considered by market participants to be representative of fair value. Furthermore, Exchange Markets are those in which brokers and traders buy and sell digital assets on online trading platforms through order books or similar functionality managed by third parties. Management considers each digital asset exchange to be an Exchange Market.

Management analyzes the Exchange Markets to determine which market should be the principal market for each of the Borrower Collateral Coins. In order to select the Company’s principal market for the Borrower Collateral Coins, management performs a step-by-step analysis based on several different criteria, listed below:

(a)	If the exchange/price aggregator has a BitLicense and/or other regulatory approval within the United States;
(b)	If the exchange/price aggregator has operations based in the United States;
(c)	If the exchange/price aggregator provides legal and reputable access to customers based in the United States; and,
(d)	If the exchange/price aggregator provides legal and reputable access to the Company.

The analysis of the above criteria generally results in Coinbase Pro being the principal market for material digital assets.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 55

4.	Please disclose the full name of TradeStation and clarify what type of entity TradeStation is.

RESPONSE: The Company acknowledges the Staff’s comment and will revise its disclosure in the next amendment to the Form 10 to disclose the full name of such entity, which is TradeStation Crypto, Inc. For reference, attached hereto as Exhibit A is a redlined version of the proposed revisions that the Company will include in the next amendment.

Salt Blockchain Inc.

March 11, 2022

Item 15. Financial Statements and Exhibits Notes to Consolidated Financial Statements

Borrower Collateral and Custody Assets, page F-10

5.	We continue to evaluate your response to comment 1 from our letter dated July 20, 2021. We may have further comments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment.

Note 5 - Digital Assets, net, page F-18

6.	We have reviewed your response to comment 8 from our letter dated September 10, 2021. Please revise your next amendment to provide the following information related to your digital assets, net:

•	the specific amounts of each individual digital asset category (BTC, ETH, USDC, etc.) purchased and sold during the periods presented; and

RESPONSE: The Company acknowledges the Staff’s comment and will revise its disclosure in Note 6 to the Company’s financial statements in order to disclose such information when the Company files its next amendment to the Form 10. For reference, attached hereto as Exhibit A is a redlined version of the proposed revisions that the Company will make in the next amendment in response to this comment.

•	quantify the gain or loss on each individual digital asset category, as requested in the previous letter.

RESPONSE: The Company acknowledges the Staff’s comment and will revise its disclosure in Note 6 to the Company’s financial statements in order to disclose such information when the Company files its next amendment to the Form 10. For reference, attached hereto as Exhibit A is a redlined version of the proposed revisions that the Company will make in the next amendment in response to this comment.

General

7.

We note your disclosure on page 3 that Salt Lending LLC originates U.S. Dollar denominated loans through the Platform. We also note that you have borrowed a significant amount of USDC in recent periods, and your heading on page F-60 entitled “USD and USDC loans.” Please consistently clarify throughout whether you are lending in USDC and/or USD. If you are engaged in lending in both USDC and USD, please disclose the breakdown between each.

RESPONSE: The Company acknowledges the Staff’s comment and will revise its disclosure in Note 16 to the Company’s financial statements in order to disclose such information when the Company files its next amendment to the Form 10. For reference, attached hereto as Exhibit A is a redlined version of the proposed revisions that the Company will make in the next amendment in response to this comment. The Company further respectfully submits to the Staff that a detailed breakdown of notes payable and the breakdown between USDC and USD is included in Note 11 on Pages F-18 and F-19 of the Company’s Quarterly Report on Form 10-Q for the quarters ended June 30, 2021 and September 30, 2021, respectively.

Salt Blockchain Inc.

March 11, 2022

8.

We note your response to comments 3 and 30 from our letters dated August 13, 2021 and June 8, 2021, respectively, and the high percentage of your total assets that your response suggests are investment securities. You note in your response that you do not believe you are an investment company under the Investment Company Act of 1940 (“1940 Act”) because the Company is engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. In particular, you note that the Company together with its subsidiaries is a lending company engaged in the business of providing loans collateralized by digital assets. In your response you also note that the Company submits that the detailed listing of assets on an unconsolidated basis should not be necessary as part of investment company analysis under the 1940 Act. Your response does not provide an adequate basis for evaluation by the staff. Please provide us with detailed legal analysis explaining whether you are, are not, or that your operations will not cause you to register as, an investment company as defined in the 1940 Act. To the extent applicable, please fully address the exclusion(s) from the 1940 Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based and how your investment strategy will support that exclusion. In forming your analysis, we refer you to In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).

RESPONSE: The Company believes that it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the U.S. Investment Company Act of 1940 (the “Act”) and therefore is not subject to the Act. As discussed below, the Company is not an “investment company” under Section 3(a)(1) of the Act because (1) it is not and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, and (2) it does not and does not intend to engage in the business of issuing face-amount certificates of the installment type.

The Company is not an Investment Company under Section 3(a)(1)(A)

The Company is not an investment company under Section 3(a)(1)(A) of the Act because it is not primarily engaged in the business of investing, reinvesting or trading in securities. In determining whether or not an issuer is an investment company for purposes of Section 3(a)(1)(A), the courts, Securities and Exchange Commission (the “Commission”) and the Staff have considered the five factors developed by the Commission in In re Matter of Tonopah Mining Co. (“Tonopah”). Under Tonopah, the five factors used to determine the business in which an issuer is primarily engaged are: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities. The Company does not believe it is primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis:

Salt Blockchain Inc.

March 11, 2022

(a) Historical Development. The Company was formed in 2016 as a technology company for the purposes of loans that are collateralized by digital assets. At the time, the Company was one of the first digital asset-backed lenders. The Company spent substantial time and money to develop a comprehensive and complex technology platform used to provide such loans. At the same time, the Company pursued various licenses and regulatory approvals in support of its lending business. Since the launch of its platform, the Company has focused on extending loans collateralized by digital assets and has extended over $157 million in loans in the aggregate through December 31, 2021.

(b) Public Representations of Policy. The Company has never represented that it is involved in any business other than the provision of digital asset-backed loans and related products. More recently, the Company has advertised its plans to issue a credit card product. Such plans are still preliminary and the Company has shared limited details regarding the credit card product.

The Company has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of offering digital asset-backed loans. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors do not evaluate the Company based on its underlying securities positions. Instead, investors focus on its financial results from its ongoing operations and the status of its product development activities.

(c) Activities of Officers and Directors. The Company’s officers and directors are engaged full time managing the Company’s business of offering loan products and development of related products, including the credit card product. The Company has approximately 50 employees worldwide, with approximately 22 dedicated to product development and 7 dedicated to sales and support. Only the Chief Executive Officer, the Chief Financial Officer and Controller of the Company spend any time on matters relating to the management of the Company’s investment securities. The Company’s directors spend only a nominal amount of time managing the Company’s investments.

Salt Blockchain Inc.

March 11, 2022

(d) Nature of Assets. Although the Company’s investment securities as of December 31, 2020 represented a significant portion of the Company’s total assets, as of September 30, 2021, the Company held approximately $45.7 million ($37.4 million of which is GBTC shares included in collateral receivable on the Company’s balance sheet) in investment securities (as defined in Section 3(a)(2) of the Act) on a consolidated basis, representing approximately 18.5% of the Company’s total assets of $252.6 million, on a consolidated basis. In addition, even as of December 31, 2020, the acquisition of such securities was in support and furtherance of the Company’s lending business. Such investment securities were purchased in an effort to maintain low fees for customer-borrowers by avoiding third party fees relating to custody, storage and transfer of digital asset collateral, support the Company’s capital management strategy by generating additional assets to be used in support of the Company’s lending business as part of loans, and to reduce risks relating to the management and custody of significant amounts of digital asset collateral. Grayscale Bitcoin Trust and Grayscale Ethereum Trust are trusts whose purposes are to hold Bitcoin and Ether, respectively, and the value of their shares is intended to reflect the value of Bitcoin and Ether held by each such trust. Accordingly, by purchasing shares of GBTC and ETHE, the Company believed it can achieve these purposes while maintaining a generally consistent value. As a result, the Company believes that the nature of its assets support its position that it is not an investment company.

(e) Sources of Income. All of the Company’s gross revenue is produced from its lending operations. For the quarter ended September 30, 2021, the Company’s operating activities produced $2.9 million in revenue 2021 YTD, or 100% of its revenue, while its investment securities provided $0, or 0% of its revenue.

As described in the above analysis, the Company is primarily engaged in the non-investment company business of extending loans collateralized by digital assets. Judge Easterbrook for the Seventh Circuit discussed the assessment of the Tonopah factors in Securities and Exchange Commission v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007). In pertinent part, Judge Easterbrook noted that the case was “the first time the SEC has argued that a firm with such a substantial ongoing presence in product markets is an inadvertent investment company.” On the other hand, he explained that the standard for an inadvertent investment company “is one in which the firm has sold all or almost all of its assets, reduced its operations to a skeleton staff . . . and purports to be looking for acquisitions but never seems to find them.” In that case, Presto was an operating company engaged in the manufacturer of consumer and military products. Presto also presented itself to the public consistent with its operating activities, which as Judge Easterbrook noted resulted in a stark contract from Tonopah. For these reasons, among others, Judge Easterbrook therefore concluded that “[r]easonable investors would treat Presto as an operating company . . . .”

This analysis is informative, as the Company, like Presto, maintains substantial ongoing operations, as described above, with which the Company is primarily engaged. The Company presents these operations to the public as its primary business and operations. Accordingly, investors would reasonably believe that the Company’s principal activity is the operation of its digital asset-backed lending business. As a result, the Company should be viewed similarly to Presto and not as an investment company. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the Act.

Salt Blockchain Inc.

March 11, 2022

The Company is not an Investment Company under Section 3(a)(1)(B)

The Company is not engaging, and has not engaged in, the business of issuing face-amount certificates of the installment type, and does not propose to engage in such business, and does not have any such certificates outstanding. As a result, the Company is not an investment company under Section 3(a)(1)(B) of the Act.

The Company is not an Investment Company under Section 3(a)(1)(C)

Under Section 3(a)(1)(C) of the Act, an issuer is an investment company if it is both (1) engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (2) owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets (exclusive of cash items) on an unconsolidated basis. The Company satisfies the “objective test” of Section 3(a)(1)(C), as the Company does not own or propose to acquire investment securities having a value exceeding 40% of the Company’s total assets (exclusive of cash items) on an unconsolidated basis. As of September 30, 2021, the Company held $46.7 million in investment securities, representing approximately 18.5% of its total assets (excluding cash items), on an unconsolidated basis. While the Company’s investments previously constituted a significant percentage of its total assets, as noted above, the acquisition of such investments was in support and furtherance of the Company’s lending business. As a result, the Company is not an investment company under Section 3(a)(1)(C) of the Act.

The Company is exempt under Section 3(b)(1)

In addition Section 3(b)(1) of the Act exempts from the definition of “investment company” any issuer that that is “primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” In addition, and as noted by Judge Easterbrook in Presto noted that Section 3(b)(1) of the Act “has to be about consideration other than assets, and with respect to the Company.” Regardless of the Company’s assets, and similar to Presto, the Company maintains substantial operating activities with which it is primarily engaged. Based on the analysis above, the Company believes it meets the principal factors set forth in Tonopah for determining an issuer’s “primary business” under Section 3(b)(1) and that applying these factors supports the Company’s position that it is not an investment company.

9.

We note that disclosure in your Form 10-12G provides that in 2019, the Company withdrew from its pursuit of entering into, through the Company’s affiliates, the business of engaging in and offering registered investment adviser services. Your disclosure also provides that the Company acquired Harmonic Technologies, LLC along with a related perpetual license to a package of trading execution software, algorithmic trading strategies, historical tick data, and quantitative scripts in January 2021, which has allowed the Company to manage its treasury and collateral assets internally. Lastly, your disclosure notes that the Company is in the early stages of developing digital asset management services for certain qualified customers. Please provide a detailed discussion of the Company’s current investment advisory activities as well as any current plans for the Company’s expansion into digital asset management services. In your response, please provide us with detailed legal analysis explaining whether you are or are not an investment adviser as defined in the Investment Advisers Act of 1940 (“Advisers Act”). To the extent applicable, please fully address any exclusion(s) from the Advisers Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based.

Salt Blockchain Inc.

March 11, 2022

RESPONSE: The Company does not currently engage in or offer any investment advisory services. Section 80b-2(a)(11) of the Advisers Act defines “investment adviser” as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” The Company does not engage in any of the foregoing activities. The Company has considered, and continues to consider, whether to offer and the means for offering asset management services to certain customers, but as yet, has not identified any specific product offerings.

With respect to Harmonic Technologies, the Company notes that the technology acquired as part of the acquisition has been solely used for the management of the Company’s digital assets that are held in treasury or held by the Company as collateral for a borrower’s loans or to provide digital asset management services to a limited number of clients (as described in Item 10 of the Form 10 on page 99). In each case, the Company believes that none of the digital assets managed by Harmonic Technologies using such technology constitute securities. Accordingly, as part of the management of digital assets that serve as collateral for a loan, neither the Company nor Harmonic Technologies advises borrowers as to the value of securities or the advisability of investing in securities, because the assets do not constitute securities and the management of such assets is solely for purposes of supporting the Company’s digital asset-backed lending business. Likewise, with regard to the digital assets serving as collateral for a borrower’s loans, neither the Company nor Harmonic Technologies receives any fee or compensation for such management of the digital assets and instead only receives compensation resulting from the interest and fees relating to the borrowers’ loans.  With regard to Harmonic Technologies’ digital asset management services, such management services are again solely with respect to digital assets that the Company believes do not constitute securities.  As part of such services, Harmonic Technologies has managed non-security digital assets for a limited number of customers with which the Company had a pre-existing relationship and who are accredited investors.  Given the limited nature of such services, which are ancillary to its core business, the fact that such services do not relate to securities and that the Company does not generally hold itself out as offering investment advisory services, the Company submits that such services do not involve investment advisory services for purposes of the Advisers Act.

In summary, the asset management services that the Company has provided or explored offering to customers relate solely to digital assets that the Company believes are not securities. As such, any such asset management services would not involve advising clients as to investing in securities and therefore would not constitute investment advisory activities under the Advisers Act. In the event the Company decides to offer any investment advisory services, to the extent applicable, the Company would comply with the requirements of the Advisers Act or an available exemption therefrom.

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/Peter Jaslow

Peter Jaslow

PJ/mbl

cc:                   Justin English

Exhibit A

Question 4:

TradeStation Loans

During 2020, we borrowed a total of 8.5 million USDC with interest at a rate of 5.50% from TradeStation Crypto, Inc. The original maturity date of the loan was April 23, 2021. On April 23, 2021, the maturity date was extended through May 28, 2021 and the interest rate was increased to 6%. On May 28, 2021, the maturity date was extended through August 27, 2021 and the interest rate was increased to 6.5%. On August 27, 2021, the maturity date was extended through September 24, 2021 and the interest rate remained at 6.5%. Additionally, starting in February 2021, the Company entered into open term loans for a total of 6.0 million USDC as of March 31, 2021, and an additional 6.7 million USDC as of the date of this filing, with interest at a rate of 9%. The loans were collateralized using repledged customer digital asset collateral.

Question 6:

Note 5 – Digital Assets, net

The following table summarizes the Company’s digital asset holdings as of December 31, 2020:

~~December 31, 2020~~
	~~Estimated Useful Life~~	~~Gross Carrying Amount~~		~~Impairment~~			~~Reserve~~			~~Net Carrying Amount~~
~~Digital asset holdings~~	~~Indefinite~~	~~$~~	~~5,275,698~~	~~$~~	~~(1,079,933~~	~~)~~	~~$~~	~~(32,642~~	~~)~~	~~$~~	~~4,163,123~~

Asset	Estimated Useful Life	Units	Gross Carrying Amount	Impairment[1]	Subtotal	Reserve	Digital Assets, Net
Bitcoin	Indefinite	274	$4,178,501	$(698,798)	$3,479,703	$(32,642)	$3,447,061
Ethereum	Indefinite	1,003	594,268	(368,209)	226,059	—	226,059
USD Coin	Indefinite	438,606	438,606	—	438,606	—	438,606
TrueUSD	Indefinite	6,029	6,035	—	6,035	—	6,035
Other	Indefinite	131,616	58,288	(12,926)	45,362	—	45,362
Total			$5,275,698	$(1,079,933)	$4,195,765	$(32,642)	$4,163,123

The following table summarizes the Company’s digital asset holdings as of December 31, 2019:

~~December 31, 2019~~
	~~Estimated Useful Life~~	~~Gross Carrying Amount~~		~~Impairment~~			~~Reserve~~			~~Net Carrying Amount~~
~~Digital asset holdings~~	~~Indefinite~~	~~$~~	~~2,439,076~~	~~$~~	~~(423,879~~	~~)~~	~~$~~	~~(32,642~~	~~)~~	~~$~~	~~1,982,555~~

Asset	Estimated Useful Life	Units	Gross Carrying Amount	Impairment[1]	Subtotal	Reserve	Digital Assets, Net
Bitcoin	Indefinite	217	$1,288,677	$(326,797)	$961,880	$(32,642)	$929,238
Ethereum	Indefinite	3,431	344,763	(64,553)	280,210	—	280,210
USD Coin	Indefinite	295,175	295,467	—	295,467	—	295,467
TrueUSD	Indefinite	457,642	458,022	—	458,022	—	458,022
Other	Indefinite	5,416	52,147	(32,529)	19,618	—	19,618
Total			$2,439,076	$(423,879)	$2,015,197	$(32,642)	$1,982,555

1 Impairment balance represents the impairment on the remaining cost lots as of December 31, 2020 and 2019.

Changes in digital asset holdings for the years ending December 31, 2020 and 2019, were as follows:

~~December 31, 2018~~	~~$~~	~~4,388,495~~
~~Acquisitions~~		~~8,109,215~~
~~Disposals~~		~~(10,026,785~~	~~)~~
~~Impairment~~		~~(488,370~~	~~)~~
~~December 31, 2019~~		~~1,982,555~~
~~Acquisitions~~		~~60,073,526~~
~~Disposals~~		~~(50,137,806~~	~~)~~
~~Impairment~~		~~(7,755,152~~	~~)~~
~~December 31, 2020~~	~~$~~	~~4,163,123~~

	Bitcoin	Ethereum	USD Coin	TrueUSD	Other	Total
Balance at January 1, 2019	$3,331,785	$989,632	$1	$—	$67,077	$4,388,495
Acquisitions	2,747,818	43,802	3,875,483	1,208,952	233,160	8,109,215
Disposal proceeds	(19,199,108)	(1,531,962)	(3,575,694)	(750,376)	(625,161)	(25,682,301)
Realized gain (loss)	14,375,540	901,247	(4,323)	(554)	383,606	15,655,516
Impairment expense[2]	(326,797)	(122,509)	—	—	(39,064)	(488,370)
Balance at December 31, 2019	$929,238	$280,210	$295,467	$458,022	$19,618	$1,982,555
Acquisitions	48,922,645	3,268,188	5,730,656	110,972	2,041,065	60,073,526
Disposal proceeds	(57,841,722)	(4,961,770)	(5,585,465)	(561,525)	(2,250,641)	(71,201,123)
Realized gain (loss)	18,055,240	2,631,890	(2,052)	(1,434)	379,673	21,063,317
Impairment expense[2]	(6,618,340)	(992,459)	—	—	(144,353)	(7,755,152)
Balance at December 31, 2020	$3,447,061	$226,059	$438,606	$6,035	$45,362	$4,163,123

The Company recorded impairment expense for the years ended December 31, 2020 and 2019 of $7,755,152 and $488,370, respectively.

In the normal course of business, the Company purchases and sells digital assets including BTC, ETH, USDC, TUSD, BCH, LTC, DASH, PAX, and PAXG for purposes of treasury management. The Company transacts with digital asset exchanges, over the counter markets and at times borrowers with digital asset collateralized loans. Digital assets are acquired or sold with various trading parings including cash, stablecoins or other digital assets.

Note 6 – Digital Assets, net

The following table summarizes the Company’s digital asset holdings as of March 31, 2021:

Asset	Estimated Useful Life	Units	Gross Carrying Amount	Impairment[3]	Subtotal	Reserve	Digital Assets, Net
Bitcoin	Indefinite	246	$4,940,889	$(371,490)	$4,569,399	$(32,642)	$4,536,757
Ethereum	Indefinite	150	137,953	(15,974)	121,979	—	121,979
USD Coin	Indefinite	109,131	109,131	—	109,131	—	109,131
TrueUSD	Indefinite	13,990	13,991	—	13,991	—	13,991
Other	Indefinite	136,205	71,129	(2,201)	68,928	—	68,928
Total			$5,273,093	$(389,665)	$4,883,428	$(32,642)	$4,850,786

~~Asset~~	~~Estimated Useful Life~~	~~Gross Carrying Amount~~		~~Impairment~~			~~Reserve~~			~~Digital Assets, Net~~
~~Digital asset holdings~~	~~Indefinite~~	~~$~~	~~5,273,093~~	~~$~~	~~(389,665~~	~~)~~	~~$~~	~~(32,642~~	~~)~~	~~$~~	~~4,850,786~~

2 Impairment balance represents the impairment expense incurred for the years ended December 31, 2020 and 2019.

3 Impairment balance represents the impairment on the remaining cost lots as of March 31, 2021, and December 31, 2020.

4 Impairment balance represents the impairment expense incurred for the periods ended March 31, 2021 and December 31, 2020.

The following table summarizes the Company’s digital asset holdings as of December 31, 2020:

~~Asset~~	~~Estimated Useful Life~~	~~Gross Carrying Amount~~		~~Impairment~~			~~Reserve~~			~~Digital Assets, Net~~
~~Digital asset holdings~~	~~Indefinite~~	~~$~~	~~5,275,598~~	~~$~~	~~(1,079,833~~	~~)~~	~~$~~	~~(32,642~~	~~)~~	~~$~~	~~4,163,123~~

Asset	Estimated Useful Life	Units	Gross Carrying Amount	Impairment[3]	Subtotal	Reserve	Digital Assets, Net
Bitcoin	Indefinite	274	$4,178,501	$(698,798)	$3,479,703	$(32,642)	$3,447,061
Ethereum	Indefinite	1,003	594,268	(368,209)	226,059	—	226,059
USD Coin	Indefinite	438,606	438,606	—	438,606	—	438,606
TrueUSD	Indefinite	6,029	6,035	—	6,035	—	6,035
Other	Indefinite	131,616	58,288	(12,926)	45,362	—	45,362
Total			$5,275,698	$(1,079,933)	$4,195,765	$(32,642)	$4,163,123

Changes in the Company's digital asset holdings for the three months ended March 31, 2021 and for the year ended December 31, 2020 were as follows:

	Bitcoin	Ethereum	USD Coin	TrueUSD	Other	Total
Balance at January 1, 2020	$929,238	$280,210	$295,467	$—458,022	$19,618	$1,982,555
Acquisitions	48,922,645	3,268,188	5,730,656	110,972	2,041,065	60,073,526
Disposal proceeds	(57,841,722)	(4,961,770)	(5,585,465)	(561,525)	(2,250,641)	(71,201,123)
Realized gain (loss)	18,055,240	2,631,890	(2,052)	(1,434)	379,673	21,063,317
Impairment expense[4]	(6,618,340)	(992,459)	—	—	(144,353)	(7,755,152)
Balance at December 31, 2020	$3,447,061	$226,059	$438,606	$6,035	$45,362	$4,163,123
Acquisitions	3,139,049	250,965	17,532,277	26,962	26,654	20,975,907
Disposal proceeds	(4,376,900)	(1,263,966)	(17,861,752)	(19,000)	(2,363)	(23,523,981)
Realized gain (loss)	2,783,340	930,982	—	(6)	1,507	3,715,823
Impairment expense[4]	(455,793)	(22,061)	—	—	(2,232)	(480,086)
Balance at March 31, 2021	$4,536,757	$121,979	$109,131	$13,991	$68,928	$4,850,786

~~January 1, 2020~~	~~$~~	~~1,982,555~~
~~Acquisitions~~		~~60,073,526~~
~~Disposals~~		~~(50,137,806~~	~~)~~
~~Impairment~~		~~(7,755,152~~	~~)~~
~~December 31, 2020~~	~~$~~	~~4,163,123~~
~~Acquisitions~~		~~20,975,907~~
~~Disposals~~		~~(19,808,158~~	~~)~~
~~Impairment~~		~~(480,086~~	~~)~~
~~March 31, 2021~~	~~$~~	~~4,850,786~~

The Company recorded impairment expense for the three months ended March 31, 2021 and 2020 of $480,086 and $973,600, respectively.

In the normal course of business, the Company purchases and sells digital assets including BTC, ETH, USDC, TUSD, BCH, LTC, DASH, PAX, and PAXG for purposes of treasury management. The Company transacts with digital asset exchanges, over the counter markets and at times borrowers with digital asset collateralized loans. Digital assets are acquired or sold with various trading parings including cash, stablecoins or other digital assets.

Question 7:

Note 16 – Subsequent Events

USD ~~& USDC~~ Loans

On April 2, 2021, the Company entered into a non-interest bearing fixed term USD loan with a counterparty. The loan was collateralized using repledged customer collateral. The Company borrowed $2,016,000 with a maturity date of May 28, 2021. The Company has repaid the loan as of the date of this filing.

On April 7, 2021, the Company entered into a non-interest bearing fixed term USD loan with a counterparty. The loan was collateralized using repledged customer collateral. The Company borrowed $4,050,000 with a maturity date of April 30, 2021. On April 30, 2021, the Company rolled the loan into a new a non-interest bearing fixed term USD loan for $4,080,000 with a maturity of May 28, 2021. The Company has repaid the loan as of the date of this filing.

On May 27, the Company entered into fixed term USD loans with a counterparty. The loans were collateralized using repledged customer collateral. The Company borrowed $3,400,000 with interest at a rate of 11.50% with a one month term. On June 28, 2021, the loan was rolled into an open term loan. On June 1, 2021, the Company borrowed an additional $11,500,000 loan with interest at a rate of 11.50% with a one month term. On June 28, 2021, the loan was rolled into an open term loan. Starting in June 2021, the Company entered into open term loans for an additional $7,000,000 as of June 25, 2021, with interest at a rate of 8.50%. On July 16, 2021, the Company entered into an open term loan for an additional $6,250,000 with an interest rate of 9.50%. Interest is accrued daily and is calculated on a 360-day basis. On August 18, 2021, the Company entered into an open term loan for an additional $1,500,000 with an interest rate of 9.50%. Interest is accrued daily and is calculated on a 360-day basis.